United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934





                          For the month of April 2002


                                 ICICI Limited
                (Translation of registrant's name into English)

                                  ICICI Towers
                              Bandra-Kurla Complex
                             Mumbai, India 400 051
                    (Address of principal executive office)


                       Indicate by check mark whether the
                         registrant files or will file
                         annual reports under cover of
                            Form 20-F or Form 40-F.

                       Form 20-F X         Form 40-F __
                                 -


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
      Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange
                                  Act of 1934.

                       Yes __              No. X
                                               -


                      If "Yes" is marked, indicate below
                        the file number assigned to the
                       registrant in connection with Rule
                                  12g 3-2(b).

                                Not applicable.

                               INDEX TO EXHIBITS

Item


1.       Letter filed with Domestic Stock Exchange.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   April 12, 2002

                                ICICI Ltd.




                                By:   /s/ Jyotin Mehta
                                  -------------------
                                Name: Jyotin Mehta
                                Title:  General Manager & Company Secretary

                                                                         Item 1
ICICI Limited

LETTER FILED WITH DOMESTIC STOCK EXCHANGE

April 11, 2002


Mr. Sanjay Golecha
Deputy General Manager-Corporate Relations
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400001

Dear Sir,

We have pleasure in informing you that the High Court of Judicature at Bombay, today approved the Scheme of Amalgamation of ICICI Limited, ICICI Capital Services Limited and ICICI Personal Financial Services Limited with ICICI Bank Limited.

With regards,

Yours faithfully,




Nilesh Trivedi